Exhibit 21.1

SUBSIDIARIES OF OMS Energy Technologies Inc.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
OMS Holdings Pte. Ltd	Singapore	May 4, 2010	100%
OMS Oilfield Services Pte. Ltd.	Singapore	June 21, 1972	100%
P.Y. Oiltools Sdn Bhd.	Brunei	March 15, 1999	70%
PT OMS Oilfield Services (Indonesia)	Indonesia	April 5, 2001	95%
OMS Oilfield Services (Thailand) Ltd.	Thailand	August 26, 2003	100%
OMS Oilfield Services Arabia Ltd.	Saudi Arabia	May 7, 2008	100%
OMS Oilfield Holdings Sdn Bhd.	Malaysia	July 4, 1977	100%
OMS Oilfield Services Sdn Bhd.	Malaysia	August 19, 1980	49%
Top Pentagon Sdn. Bhd.	Malaysia	January 5, 2010	20%
OMS Oilfield Services (Australia) Pty Ltd	Australia	January 25, 2005	100%